

Mail Stop 4561

September 19, 2016

Jasmine Zhou
Chief Financial Officer
Changyou.com Limited
Changyou Building, Raycom Creative Industrial Park
No. 65 Bajiao East Road, Shijingshan District
Beijing 100043, People's Republic of China

   Re: Changyou.com Limited
     Form 20-F for the fiscal year ended December 31, 2015
     Filed February 26, 2016
     File No. 001-34271

Dear Ms. Zhou:

   We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

   After reviewing your response to this comment, we may have additional comments.

Consolidated Financial Statements, page F-1

1. We note your line item, "Other comprehensive income/(loss)" in your consolidated statements of comprehensive income on page F-4. We further note your disclosure on page F-24, that other comprehensive income (loss), consists of the cumulative foreign currency translation adjustment and unrealized gain (loss) on available-for-sale securities. Please tell us your consideration of providing other comprehensive income/(loss) in a single continuous financial statement or in two separate but consecutive financial statements. Refer to FASB ASC 220-10-45.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3226 with any other questions.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Sr. Asst. Chief Accountant
Office of Information Technologies
and Services